United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period April 2010

Commission File Number 0-50822

NWT URANIUM CORP.
(Translation of Registrant's name into English)

70 York Street, Suite 1102, Toronto, Ontario, M5J 1S9, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                                Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                                 No [  ]

Exhibit Index

Exhibit	Description
99.1	Niger Uranium Ltd Proposes to Distribute 10.9m Kalahari Shares as a Special Dividend to Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.

By: /s/ John P. Lynch
John P. Lynch President and Chief Executive Officer

Date: April 22, 2010